UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

**PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of report (Date of earliest event reported): June 8, 2010

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

**One McDonald's Plaza
Oak Brook, Illinois**
(Address of Principal Executive Offices)

60523
(Zip Code)

(630) 623-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.

On June 8, 2010, the Company issued an Investor Release reporting the Company's May and year-to-date 2010 sales. The Investor Release is furnished as Exhibit 99 and is attached hereto.

Item 9.01. Financial Statements and Exhibits.

(d)   *Exhibits.*

99   Investor Release of McDonald's Corporation issued June 8, 2010:
        McDonald's Delivers Another Strong Month; May Global Comparable Sales Up 4.8%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: June 8, 2010

By: /s/ Michael Soenke

Michael Soenke
Corporate Vice President - Assistant Controller

Exhibit 99



Investor Release

<table>
<tr><td>FOR IMMEDIATE RELEASE
06/08/10</td><td>FOR MORE INFORMATION CONTACT:
Investors: Mary Kay Shaw, 630-623-7559
Media: Lizzie Roscoe, 630-623-3499</td></tr>
</table>


McDONALD'S DELIVERS ANOTHER STRONG MONTH;
MAY GLOBAL COMPARABLE SALES UP 4.8%


OAK BROOK, IL – McDonald's Corporation today announced global comparable sales growth of 4.8% in May. Performance by segment was as follows:

- **U.S. up 3.4%**
- **Europe up 5.7%**
- **Asia/Pacific, Middle East and Africa up 3.8%**

"May marks another month of sustained sales growth, demonstrating the ongoing appeal of McDonald's unique combination of convenience, value and variety," said Chief Executive Officer Jim Skinner. "Our focus on enhancing the McDonald's experience through affordable food choices, modernized restaurants and relevant marketing is giving customers even more reasons to visit McDonald's."

U.S. business momentum continued with May comparable sales increasing 3.4%. Results were fueled by McDonald's compelling food and beverage value offerings, the recent addition of Frappés to the McCafé line-up and the popularity of the Shrek-themed Chicken McNugget and Happy Meal promotions.

In Europe, the Company's strong performance continued as May comparable sales increased 5.7% driven by positive sales growth in France, Germany, the U.K. and Russia. Europe's focus on four-tier menus, daypart expansion and the introduction of relevant new products like the McWrap in Germany drove the segment's results.

Comparable sales were up 3.8% in Asia/Pacific, Middle East and Africa (APMEA) reflecting broad-based strength across the segment, led by Australia and China. APMEA's emphasis on convenience, value, menu variety and restaurant reimaging contributed to May's performance.

Systemwide sales increased 5.5%, or 6.2% in constant currencies for the month.

Based on current foreign currency rates, particularly the Euro which accounts for approximately 25% of McDonald's consolidated operating income, the Company expects foreign currency translation to have a negative impact on net income per share for the full year. However, foreign currency translation is expected to have minimal to no impact on second quarter net income per share.

Percent Increase	Comparable Sales		Systemwide Sales	
			As	Constant
Month ended May 31,	2010	2009	Reported	Currency
McDonald's Corporation	4.8	5.1	5.5	6.2
Major Segments:				
U.S.	3.4	2.8	4.0	4.0
Europe	5.7	7.6	1.3	7.9
APMEA*	3.8	6.4	12.1	5.7
Year-To-Date May 31,				
McDonald's Corporation	4.5	5.0	9.5	6.0
Major Segments:				
U.S.	2.4	4.5	3.0	3.0
Europe	5.4	5.2	11.4	7.6
APMEA*	5.0	5.9	17.3	7.5

* Asia/Pacific, Middle East and Africa

Definitions

• Comparable sales represent sales at all restaurants in operation at least thirteen months including those temporarily closed, excluding the impact of currency translation. Some of the reasons restaurants may be temporarily closed include reimaging or remodeling, rebuilding, road construction and natural disasters. Management reviews the increase or decrease in comparable sales compared with the same period in the prior year to assess business trends.

• Constant currency results exclude the effects of currency translation and are calculated by translating current year results at prior year average exchange rates.

• Systemwide sales include sales at all restaurants, whether operated by the Company or by franchisees. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base.

• The number of weekdays and weekend days can impact our reported comparable sales. In May 2010, this calendar shift/trading day adjustment consisted of one less Friday and one more Monday compared with May 2009. The resulting adjustment varied by area of the world, ranging from approximately -0.8% to -1.0%. In addition, the timing of holidays can impact comparable sales.

Upcoming Communications

McDonald's tentatively plans to release second quarter results before the market opens on July 23, 2010 and will host an investor webcast. This webcast will be broadcast live and available for replay for a limited time thereafter at www.investor.mcdonalds.com.

McDonald's is the leading global foodservice retailer with more than 32,000 local restaurants in more than 100 countries. Over 80% of McDonald's restaurants worldwide are owned and operated by franchisees. Please visit our website at www.aboutmcdonalds.com to learn more about the Company.

Forward-Looking Statements

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K.

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